
CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

82-1390

Your Ref. : ACK25664/2001
Our Ref. : CSA/CPA6/5(d)

6th March 2002

By hand and fax no: 2523 1254

The Stock Exchange of Hong Kong Limited,
11th Floor,
One International Finance Centre,
1 Harbourview Street,
Central,
Hong Kong.

Attn: Mr. Andrew Cheung
Officer, E-Business & Information Se[illegible]


02028779

P

Dear Sirs,

Cathay Pacific Airways Limited

With reference to your letter dated 3rd December 2001, attached please find the completed Results Announcement Form, 7 copies of the text of the display advertisement which will appear in the press on 7th March 2002 and 7 copies of the press release which will be distributed to-day.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Secretary

DF/ic
Encl.
ic\final\letter-1.doc

dw 5/6

c.c. Central Registration Hong Kong Limited (Attn: Ms. Pamela Chung)
The Bank of New York (Attn: Ms. Anita Sung)
Securities and Exchange Commission
Hong Kong Securities Clearing Company Limited (Attn: Ms. Irene Cheng, Senior Manager, Clearing Services Dept.)

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

FAXED

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited (Name of Company/Representative Company) No. of pages: 2

P.A. Moore (Responsible Official) 2840 8865 (Contact Telephone Number) 6th March 2002 Date

Name of listed company : Cathay Pacific Airways Limited

Year end date : 31 /12 / 2001

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No

To be published in the newspapers (if applicable)
☐ Summarised results announcement
☒ Full results announcement

Auditors' Report
☐ Qualified ☐ Modified ☒ Neither

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1/1/2001 to 31/12/2001	(Audited/~~Unaudited~~*) Last Corresponding Period from 1/1/2000 to 31/12/2000
Turnover	:	30,436 million	34,523 million
Profit/(Loss) from Operations	:	832 million	5,289 million
Finance cost	:	(571 million)	(367 million)
Share of Profit / (Loss) of Associates	:	188 million	279 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit after Taxation & MI (Note 1)	:	657 million	5,005 million
% Change over Last Period	:	- 86.9%	129.6%
EPS / (LPS) - Basic (Note 2)	:	19.7¢	148.4¢
- Diluted (Note 2)	:	19.6¢	147.0¢
Extraordinary ("ETD") Gain / (Loss)	:	N/A	N/A
Profit / (Loss) after ETD Items	:	N/A	N/A
~~Interim~~ / Final* Dividend per Share	:	5¢	45¢
(specify if with other options)	:	N/A	N/A

.../2

B / C Dates for ~~Interim~~ / Final* Dividend : 10/5/2002 to 15/5/2002 bdi.

Payable Date : 3/6/2002

B / C Dates for (______) General Meeting : N/A to N/A bdi.

Other Distribution for Current Period : N/A

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
Cathay Pacific Airways Limited

Signature :
Name : P.A. Moore
Title : Company Secretary

Note 1:

Profit after Taxation and Minority Interest of HK$657 million for the year ended 31st December 2001 includes the marked to market gain of HK$452 million, previously recognised in reserves and now transferred to the profit and loss account in accordance with SSAP No. 24, arising from the disposal during the year of the Group's indirect interest in Equant N.V. in exchange for an indirect interest in France Telecom S.A.

Note 2:

Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$657 million for 2001 (2000: HK$5,005 million) by the daily weighted average number of shares in issue throughout the year of 3,331 million (2000: 3,372 million) shares and 3,349 million (2000: 3,404 million) shares respectively with the latter adjusted for the effects of the share options.

Media Information

6 March 2002
FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES FULL YEAR RESULTS FOR 2001

		2001	2000	Change
Turnover	HK$'M	30,436	34,523	-11.8%
Attributable profit	HK$'M	657	5,005	-86.9%
Earnings per share	HK¢	19.7	148.4	-86.7%
Dividend per share	HK¢	17.5	65.0	-73.1%

Cathay Pacific Airways today announced a profit attributable to shareholders of HK$657 million in 2001, compared to the record result of HK$5,005 million achieved in 2000. Turnover fell by 11.8% to HK$30,436 million, whilst operating profit fell by 84.3% to HK$832 million. The directors have recommended a final dividend of HK 5 cents a share, 88.9% lower than in 2000.

A profit of HK$1,319 million in the first half of the year swung into a loss of HK$662 million in the second half as a result of the deepening global economic slowdown and the tragic events of September which severely reduced demand for air travel.

For the year as a whole, the airline carried 11.3 million passengers, 5% lower than the previous year. Demand for business and first class travel was particularly weak, and the fall in demand for air travel prompted intense competition and widespread discounting in many of the markets we serve. As a result, passenger yield declined and was, on average, 5.2% below the 2000 level.

The air cargo market was also affected by the global economic slowdown, with Cathay Pacific's cargo turnover falling 15.6% to HK$7,272 million. As a result of excess capacity and intense competition, cargo yields fell by 10.6%. The amount of cargo carried fell by 8.5% to 704,154 tonnes.

In 2001, Cathay Pacific further strengthened its regional network by launching services to Delhi, Riyadh and Sapporo. However in view of weak passenger demand, services to Zurich, Manchester and Istanbul were suspended during the year. The resumption of service to these destinations would be kept under review.

Despite the difficult operating environment, Cathay Pacific remains committed to providing passengers with superior products and services. During the year, Cathay Pacific introduced the new Business Class cabin to its long-haul fleet, launched various e-Business initiatives including the world's first inflight email service and opened a new lounge, The Pier, at Hong Kong International Airport.

Cathay Pacific Chairman Mr James Hughes-Hallett, said: "The year 2001 brought many challenges. Despite the very difficult market conditions, Cathay Pacific continues to invest in both product and customer service. We are well positioned to benefit once global economic conditions begin to improve."

FOR FURTHER INFORMATION PLEASE CONTACT:
Lisa Wong, Corporate Comm. Manager, Public Affairs, (852) 2747-5393 or 7901-5393
Maria Yu, Asst. Corp. Comm. Mgr, Media Relations, (852) 2747-5363 or 7901-5368

Consolidated Profit and Loss Account


CATHAY PACIFIC

for the year ended 31st December 2001

	Note	2001 HK$M	2000 HK$M
Turnover			
Passenger services		**20,580**	22,878
Cargo services		**8,343**	10,136
Catering and other services		**1,513**	1,509
Total turnover	*1*	**30,436**	34,523
Expenses			
Staff		**(7,629)**	(7,482)
Route		**(6,698)**	(6,756)
Fuel		**(5,313)**	(5,770)
Aircraft maintenance		**(3,234)**	(2,920)
Depreciation and operating leases		**(4,968)**	(4,244)
Commissions		**(539)**	(719)
Others		**(1,223)**	(1,343)
Operating expenses		**(29,604)**	(29,234)
Operating profit		**832**	5,289
Finance charges		**(2,668)**	(2,731)
Finance income		**2,097**	2,364
Net finance charges		**(571)**	(367)
Profit on sale of investments	*2*	**452**	-
Share of profits of associated companies		**188**	279
Profit before taxation		**901**	5,201
Taxation	*3*	**(202)**	(110)
Profit after taxation		**699**	5,091
Minority interests		**(42)**	(86)
Profit attributable to shareholders		**657**	5,005
Dividends	*4*	**(1,915)**	(1,585)
Retained (loss)/profit for the year		**(1,258)**	3,420
		HK¢	HK¢
Dividend per share - Interim	*4*	**12.5**	20.0
- Final, proposed	*4*	**5.0**	45.0
		17.5	65.0
Earnings per share - Basic	*5*	**19.7**	148.4
- Diluted	*5*	**19.6**	147.0
		HK$	HK$
Shareholders' funds per share		**9.4**	9.8

Consolidated Balance Sheet

at 31st December 2001

	Note	2001 HK$M	2000 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	6	**51,660**	48,548
Intangible assets		**454**	411
Investments in associated companies		**1,590**	1,532
Other long-term receivables and investments		**1,575**	2,224
		55,279	52,715
Long-term liabilities		**(39,208)**	(36,863)
Related pledged security deposits		**17,194**	17,808
Net long-term liabilities		**(22,014)**	(19,055)
Deferred taxation		**(7,836)**	(7,146)
		(29,850)	(26,201)
Net non-current assets		**25,429**	26,514
Current assets and liabilities			
Stock		**587**	647
Trade and other receivables		**4,778**	5,006
Liquid funds		**9,764**	11,040
		15,129	16,693
Current portion of long-term liabilities		**(3,241)**	(2,918)
Related pledged security deposits		**1,231**	1,135
Net current portion of long-term liabilities		**(2,010)**	(1,783)
Trade and other payables		**(4,556)**	(5,619)
Unearned transportation revenue		**(1,965)**	(2,254)
Taxation		**(626)**	(620)
		(9,157)	(10,276)
Net current assets		**5,972**	6,417
Total assets less current and non-current liabilities		**31,401**	32,931
Minority interests		**(93)**	(99)
Net assets		**31,308**	32,832
CAPITAL AND RESERVES			
Share capital		**666**	670
Reserves	7	**30,642**	32,162
Shareholders' funds		**31,308**	32,832

Notes:

1. **Turnover**

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

Turnover by origin of sale:	2001 HK$M	2000 HK$M
North Asia		
- Hong Kong and Mainland China	10,956	12,676
- Japan, Korea and Taiwan	6,885	8,030
South East Asia and Middle East	3,710	3,938
Europe	3,685	3,991
Pacific and South Africa	5,200	5,888
	30,436	34,523

Countries included in each region are defined in the 2001 annual report. Geographical and business segment results and segment net assets are not disclosed for the reasons set out in the 2001 annual report.

2. **Profit on sale of investments**

During the year, the Group's indirect interest in Equant N.V. was disposed of in exchange for an indirect interest in France Telecom S.A. and the mark to market gain previously recognised in equity has, in accordance with HK SSAP 24, been transferred to the profit and loss account.

3. **Taxation**

The taxation charge comprises:	2001 HK$M	2000 HK$M
The Company and its subsidiary companies		
- Hong Kong profits tax	38	32
- Overseas taxation	133	167
- Deferred taxation	45	(9)
- Over provision for prior years	(49)	(114)
	167	76
Associated companies		
- Hong Kong profits tax	22	20
- Overseas taxation	13	14
	202	110

Hong Kong profits tax is calculated at 16% (2000: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

4. Dividends

	2001 HK$M	2000 HK$M
2000 final dividend of HK¢45 per share (1999 final dividend: HK¢27 per share)	**1,508**	914
2001 interim dividend of HK¢12.5 per share (2000 interim dividend: HK¢20 per share)	**416**	674
Dividends for purchased shares written back	**(9)**	(3)
	1,915	1,585

2000 final dividend of HK¢45 per share was proposed on 7th March 2001 and paid on 1st June 2001.

2001 interim dividend of HK¢12.5 per share was proposed on 8th August 2001 and paid on 3rd October 2001.

On 6th March 2002, the Board of Directors proposed a final dividend of HK¢5 per share for the year ended 31st December 2001. Subject to shareholders' approval at the Annual General Meeting on 15th May 2002, payment of the final dividend will be on 3rd June 2002 to shareholders registered on 15th May 2002. The shareholders' register will be closed from 10th May 2002 to 15th May 2002, both date inclusive.

5. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$657 million (2000: HK$5,005 million) by the daily weighted average number of shares in issue throughout the year of 3,331 million (2000: 3,372 million) shares and 3,349 million (2000: 3,404 million) shares respectively with the latter adjusted for the effects of the share options.

	2001 Million	2000 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,331**	3,372
Deemed issue of ordinary shares for no consideration	**18**	32
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,349**	3,404

6. Fixed assets

	Aircraft and related equipment		Other equipment			
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Properties HK$M	Total HK$M
Cost						
At 1st January 2001	15,523	43,133	2,584	551	6,329	68,120
Exchange differences	-	-	(2)	-	(1)	(3)
Additions	2,471	4,399	136	-	142	7,148
Disposals	(718)	-	(67)	-	-	(785)
Transfers	(35)	35	4	(4)	-	-
At 31st December 2001	17,241	47,567	2,655	547	6,470	74,480
Accumulated depreciation						
At 1st January 2001	6,026	11,314	1,447	166	619	19,572
Exchange differences	-	-	(1)	-	-	(1)
Charge for the year	1,007	2,393	216	24	244	3,884
Disposals	(572)	-	(63)	-	-	(635)
Transfers	1,697	(1,697)	3	(3)	-	-
At 31st December 2001	8,158	12,010	1,602	187	863	22,820
Net book value						
At 31st December 2001	9,083	35,557	1,053	360	5,607	51,660
At 1st January 2001	9,497	31,819	1,137	385	5,710	48,548

Due to an impairment in value a charge of HK$160 million against B747-200 freighters has been recognised in the year.

7. Reserves

		Non-distributable					
	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Other reserves HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2001	22,059	7,161	17	984	26	1,915	32,162
Retained loss for the year	(1,258)	-	-	-	-	-	(1,258)
Purchase of Company's shares							
- premium paid on purchase	(256)	-	-	-	-	-	(256)
- transfer between reserves	(4)	-	4	-	-	-	-
Premium received from share options exercised	-	1	-	-	-	-	1
Exchange differences on cash flow hedges							
- recognised during the year	-	-	-	-	-	1,231	1,231
- transferred to profit for the year	-	-	-	-	-	(547)	(547)
Revaluation deficit recognised during the year	-	-	-	(226)	-	-	(226)
Revaluation surplus transferred to profit for the year on disposal	-	-	-	(452)	-	-	(452)
Exchange differences	-	-	-	-	(13)	-	(13)
At 31st December 2001	20,541	7,162	21	306	13	2,599	30,642

8. Commitments and contingencies

(a) Outstanding payment commitments in respect of capital items and investments authorised at the end of the year but not provided for in the accounts amounted to:

	Group		Company	
	2001	2000	**2001**	2000
	HK$M	HK$M	**HK$M**	HK$M
Authorised and contracted for				
- aircraft and related equipment	**121**	6,752	**121**	331
- others	**1**	2	**-**	-
	122	6,754	**121**	331
Authorised but not contracted for				
- aircraft and related equipment	**105**	407	**105**	407
- others	**-**	3	**-**	-
	105	410	**105**	407
	227	7,164	**226**	738

These Group commitments are expected to be paid as follows:	**HK$M**
2002	**204**
2003	**23**
	227

(b) The Company has undertaken to indemnify lessors in respect of certain leasing arrangements of the Group so as to maintain a specified rate of return on each of the lessors' investments. The Group has been notified by certain lessors of potential claims under these indemnities. The likelihood of any specific claims being made is dependent upon the resolution of disputes between these lessors and a third party. No claims have been received and the financial effect of these contingencies remains uncertain. In order to avoid prejudicing the Group's position, no further details are disclosed.

(c) At 31st December 2001, contingent liabilities existed in respect of guarantees given by the Company on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,202 million (2000: HK$696 million).

Share capital

During the year under review, the Company made the following purchases of its shares on The Stock Exchange of Hong Kong Limited ("The Stock Exchange"). These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled.

Month	Number Purchased	Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
January	17,300,000	14.00	12.10	214,228,178
February	3,700,000	12.55	12.25	45,990,507
Total	21,000,000	14.00	12.10	260,218,685

At 31st December 2001, 3,329,817,848 shares were in issue (31st December 2000: 3,350,621,848 shares).

The Company adopted a share option scheme ("the Scheme") on 10th March 1999 for the purpose of providing flight deck crew of the Group with the incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew of the Group who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on The Stock Exchange on the 5 trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,317,000 shares at the exercise price of HK$7.47 ("the Exercise Price") per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares will become exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

During the year under review, 196,000 options were exercised at the Exercise Price (with HK$10.81 being the weighted average closing share price immediately before the dates on which the options were exercised), 640,000 options at the Exercise Price lapsed, no option was granted under the Scheme and the Company received HK$1,464,120 in total for the share options exercised. Options to subscribe for 67,134,000 shares (31st December 2000: 67,970,000 shares) were outstanding as at 31st December 2001.

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board) of The Stock Exchange.

Annual Report

The 2001 annual report containing all the information required by the Listing Rules of The Stock Exchange will be published on the Exchange's website and the Company's website *www.cathaypacific.com* before the end of March 2002. It will be sent to shareholders by 4th April 2002.

Chairman's Letter

The year 2001 presented many challenges, even before the tragic events of September plunged the aviation industry into one of the most difficult periods in its history. The Group recorded a loss of HK$662 million during the second half of the year, as compared to a profit of HK$1,319 million in the first six months. For the year as a whole, Cathay Pacific reported an attributable profit of HK$657 million, compared to a record profit of HK$5,005 million a year earlier. Turnover fell by 11.8 percent to HK$30,436 million.

Passenger and cargo traffic both suffered major declines. The effects of the global economic slowdown were already evident at the beginning of the year as demand for business travel weakened. Following the terrorist attacks in the United States public confidence was badly shaken, and passenger demand fell even further still. The loss of confidence amongst travellers was most clearly felt on our trans-Pacific routes whilst other routes, including those to Taiwan and South East Asia, were affected by the economic slowdown. Passenger yield declined from HK 48.2 cents to HK 45.7 cents.

Our cargo business also experienced difficult market conditions. Hong Kong was partly cushioned by the relatively strong performance of exports from Mainland China, but competition in the overall air cargo market remained intense. Cargo yield fell by 10.6 percent to HK$1.85.

In the fourth quarter, we temporarily cut back scheduled capacity by some 8 percent and implemented a stringent review of our costs. Our aim is to maintain the integrity of our network and, to the greatest extent possible, to preserve the jobs of our staff.

During the summer the industrial dispute with our pilots' union had an adverse impact on our operations. However, in the wake of rapidly changing industry circumstances the industrial action dissipated and our schedule integrity and on-time performance returned to their usual high levels. We remain committed to resolving the dispute in a constructive manner with the aim of reaching a long-term durable settlement which takes into account the interests of the Hong Kong community and of the airline, our staff and customers.

Our operating fleet increased by 11 aircraft, and at year end totalled 75 aircraft, including 9 freighters. Whilst we remain optimistic about growth prospects, we have taken a cautious view towards future aircraft deliveries, and have only 3 aircraft on order. We will continue to review further aircraft orders to ensure that we can meet any expected recovery in demand.

Our affiliates and associates, despite a decline in profitability, continued to perform satisfactorily.

Notwithstanding difficult market conditions, Cathay Pacific remains committed to focusing on our strengths in terms of superior product and customer service. During the year we pressed ahead with various product and service enhancements including the introduction of a new Business Class product and various e-Business initiatives including the world's first inflight email service; we upgraded passenger lounges around the world and opened a new lounge, The Pier, at Hong Kong International Airport.

Over the years Cathay Pacific has met and overcome many challenges. We have a team of extremely dedicated and talented staff and committed shareholders. We are ideally located in Hong Kong and at the heart of Asia. We are steady in our resolve and intend to come through the current industry crisis in better shape than ever, poised to resume the successful growth of the airline once economic conditions show signs of improvement.

James Hughes-Hallett
Chairman
6th March 2002

Financial and Operating Highlights

Group Financial Statistics		2001	2000	Change
Results				
Turnover	*HK$ million*	**30,436**	34,523	**-11.8%**
Profit attributable to shareholders	*HK$ million*	**657**	5,005	**-86.9%**
Earnings per share	*HK cents*	**19.7**	148.4	**-86.7%**
Dividend per share	*HK cents*	**17.5**	65.0	**-73.1%**
Profit margin	*%*	**2.2**	14.5	**-12.3%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**31,308**	32,832	**-4.6%**
Net borrowings	*HK$ million*	**14,278**	9,886	**+44.4%**
Shareholders' funds per share	*HK$*	**9.4**	9.8	**-4.1%**
Net debt/equity ratio	*Times*	**0.46**	0.30	**+0.16 times**

Operating Statistics - Cathay Pacific		2001	2000	Change
Available tonne kilometres ("ATK")	*Million*	**11,827**	11,630	**+1.7%**
Passenger load factor	*%*	**71.3**	76.2	**-4.9%pt**
Passenger yield	*HK cents*	**45.7**	48.2	**-5.2%**
Cargo and mail load factor	*%*	**67.3**	72.5	**-5.2%pt**
Cargo and mail yield	*HK$*	**1.85**	2.07	**-10.6%**
Cost per ATK	*HK$*	**2.36**	2.32	**+1.7%**
Cost per ATK without fuel	*HK$*	**1.93**	1.86	**+3.8%**
Aircraft utilisation	*Hours per day*	**12.1**	12.9	**-6.2%**
On-time performance	*%*	**82.9**	84.0	**-1.1%pt**

Capacity, load factor and yield - Cathay Pacific

	Capacity ASK /ATK (million)*			Load factor (%)			Yield
	2001	2000	**Change**	**2001**	2000	**Change**	**Change**
Passenger services							
North Asia	**10,279**	9,912	**+3.7%**	**68.8**	74.1	**-5.3%pt**	**-4.1%**
South East Asia and Middle East	**13,609**	12,097	**+12.5%**	**64.0**	72.6	**-8.6%pt**	**-9.1%**
Europe	**13,833**	14,565	**-5.0%**	**78.4**	80.8	**-2.4%pt**	**-5.6%**
Pacific and South Africa	**25,069**	25,335	**-1.0%**	**72.5**	76.0	**-3.5%pt**	**-4.8%**
Overall	**62,790**	61,909	**+1.4%**	**71.3**	76.2	**-4.9%pt**	**-5.2%**
Cargo services	**5,855**	5,740	**+2.0%**	**67.3**	72.5	**-5.2%pt**	**-10.6%**

* *Capacity is measured in available seat kilometres ("ASK") for passenger services and available tonne kilometres ("ATK") for cargo services.*

Passenger services

North Asia

- Traffic from Japan remained robust until the events in September, which led to an increase in passenger cancellations and a reduction in passenger numbers.
- The new service to Sapporo in northern Japan commenced in December; initial revenue was satisfactory.
- The Korean market was stable throughout the year.
- Traffic from Taiwan dropped sharply due to the country's severe economic downturn. Passengers originating from Hong Kong and Mainland China helped sustain revenue on this route.

South East Asia and Middle East

- Most South East Asian markets were adversely affected by the slowdown of the US economy. This was partly offset by the greater propensity to travel of overseas workers and Asian emigrants visiting their home countries.
- A new codeshare agreement was signed with Philippine Airlines in November on the service between Hong Kong and Cebu.
- The Indian and Middle East markets performed satisfactorily. The revenue picture was helped by new services to Delhi and Riyadh, which started during the year.

Europe

- Load factors on European routes proved more resilient in the face of the downturn than those on any other routes. Yield declined, however, due to the weakness of European currencies against US dollar.
- Our services to Zurich and Manchester were suspended in the middle of the year. Services to Istanbul were also temporarily suspended in November.

Pacific and South Africa

- Trans-Pacific traffic was badly affected by the September incident, and a number of flights to Los Angeles and Vancouver were suspended as a result.
- Australian and New Zealand markets performed relatively well in terms of passenger numbers, but yield was again under pressure due to the weakness of local currencies.
- Traffic to South Africa showed healthy growth, despite currency weakness.

Cargo services

- Cathay Pacific Cargo operates a fleet of 5 B747-400 freighters and 4 B747-200 freighters serving 20 destinations worldwide.
- 2 new B747-400 freighters joined the fleet during the year.
- Turnover decreased by 15.6% as compared to 2000. The slowdown in the world economy reduced the demand for air cargo, especially for traffic between Hong Kong and North America and Europe.
- In view of the economic situation, 2 B747-200 freighters have been temporarily taken out of service.
- Cargo yield was under pressure due to weak demand and surplus capacity.
- Cargo available tonne kilometres grew by 1.5% for the freighter fleet and 2.0% for the fleet as a whole, whilst overall cargo load factor averaged 67.3%.
- Insurance and security surcharges were introduced to compensate for the impact of higher insurance premiums following the events in September.
- The dedicated overnight services operated by Cathay Pacific for DHL Worldwide Express continue to operate successfully. These services enable DHL to offer a superior express freight product.

Operating expenses

	Group			Cathay Pacific		
	2001	2000		**2001**	2000	
	HK$M	HK$M	**Change**	**HK$M**	HK$M	**Change**
Staff	**7,629**	7,482	**+2.0%**	**6,857**	6,742	**+1.7%**
Inflight service and passenger expenses	**1,586**	1,677	**-5.4%**	**1,586**	1,677	**-5.4%**
Landing, parking and route expenses	**5,112**	5,079	**+0.6%**	**4,815**	4,724	**+1.9%**
Fuel	**5,313**	5,770	**-7.9%**	**4,985**	5,319	**-6.3%**
Aircraft maintenance	**3,234**	2,920	**+10.8%**	**3,177**	2,796	**+13.6%**
Aircraft depreciation and operating leases	**3,993**	3,264	**+22.3%**	**3,837**	3,127	**+22.7%**
Other depreciation and operating leases	**975**	980	**-0.5%**	**728**	726	**+0.3%**
Commissions	**539**	719	**-25.0%**	**534**	711	**-24.9%**
Exchange (gain)/loss	**(100)**	166	**-160.2%**	**(105)**	160	**-165.6%**
Others	**1,323**	1,177	**+12.4%**	**911**	686	**+32.8%**
Operating expenses	**29,604**	29,234	**+1.3%**	**27,325**	26,668	**+2.5%**
Net finance charges	**571**	367	**+55.6%**	**535**	307	**+74.3%**
Total operating expenses	**30,175**	29,601	**+1.9%**	**27,860**	26,975	**+3.3%**

- Staff costs rose due to increased staff numbers and the end of the contribution holiday on certain pension funds.
- Inflight service and passenger expenses decreased as a result of the reduction in passenger numbers.
- Landing, parking and route expenses increased due to additional flights and higher insurance premiums; weak foreign currencies helped reduce the overall increase.
- Fuel costs decreased as a result of a 6.5% decrease in the average fuel price.
- Aircraft maintenance costs increased primarily due to an increase in the fleet size and additional engine overhaul work.
- Aircraft depreciation and operating lease costs increased mainly due to the new aircraft deliveries and the charter costs incurred during the disruption in July 2001.
- Net finance charges increased due to higher average net borrowings resulting from aircraft acquisitions.
- Cathay Pacific's cost per ATK increased by 1.7% to HK$2.36, whilst the cost per ATK without fuel rose by 3.8%.

Assets

- Total assets as at 31st December 2001 amounted to HK$70,408 million.
- Additions to fixed assets were HK$7,148 million, comprising HK$6,870 million for aircraft delivery payments and HK$278 million for properties and other equipment.

Borrowings and capital

- Borrowings increased by 15.3% to HK$24,024 million compared with HK$20,838 million in 2000.
- Borrowings are mainly denominated in US dollar, Japanese yen, Sterling and Euro, and are fully repayable by 2017 with 79% being at fixed rates of interest.
- Liquid funds, 83% of which are denominated in US dollar, decreased by 11.6% to HK$9,764 million.
- Net borrowings increased by 44.4% to HK$14,278 million.
- The Group's shareholders' funds decreased by 4.6% to HK$31,308 million.
- Net debt/equity ratio increased from 0.30 times to 0.46 times.

Review of associated companies

- The share of profits after tax of associated companies decreased by 37.6% to HK$153 million.
- The decrease was due to lower profits of both HAECO and Dragonair, as compared with last year.

Fleet profile

Aircraft type	Number as at 31st December 2001				Firm orders			Expiry of operating leases			Options
		Leased									
	Owned	Finance	Operating	Total	'02	'03	Total	'02	'03	'06	
Aircraft operated by Cathay Pacific :											
B747-400	2	15	2	19				1	1		
B747-200F	3	1		4							
B747-400F	1	4		5							
B777-200	1	4		5							
B777-300		7		7							3[(a)]
A330-300	2	18		20							1[(b)]
A340-300		11	4	15						4	
A340-600					2	1	3[(c)]				
Total	9	60	6	75	2	1	3	1	1	4	4
Aircraft not operated by Cathay Pacific :											
B747-300	6			6[(d)]							
B747-200F		3		3[(e)]							
Total	6	3		9							

(a) Operating lease options expire in 2007 and are for any B777 model.
(b) Option to be exercised in 2002, is interchangeable between A330/A340.
(c) Aircraft will be on 5 year operating leases.
(d) 1 aircraft was not leased out as at 31st December 2001.
(e) Aircraft are operated by AHK.

Human resources

- At the end of 2001 we employed approximately 14,500 staff around the world, including 10,600 based in Hong Kong.
- We held graduation ceremonies for 20 local cadet pilots at BAE Systems Flight Training in Adelaide, Australia.
- In August, we welcomed the arrival of our first Learjet 45 training aircraft for use in our comprehensive pilot training programme.
- We began work on the introduction of a new range of human resource management software from e-Business applications provider, PeopleSoft. The new system will be known as PeopleCX.
- Cathay Pacific's pilot union undertook limited industrial action between July and October as part of an ongoing dispute with the company over remuneration, benefits and rostering. The action was largely suspended in October, and there has been no further disruption to service.
- Our staff remuneration policies are frequently reviewed with reference to current employment legislation, market conditions and both individual and company performance.